Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-227553-01

November 18, 2019

Mid-America Apartments, L.P.

$300,000,000 2.750% Senior Notes due 2030

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated November 18, 2019 (the “preliminary prospectus supplement”) and the accompanying prospectus dated September 27, 2018 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Security:	2.750% Senior Notes due 2030

Principal Amount:	$300,000,000 aggregate principal amount

Trade Date:	November 18, 2019

Settlement Date:	November 26, 2019 (T+6)

Maturity Date:	March 15, 2030

Interest Payment Dates:	Payable semi-annually on March 15 and September 15, commencing March 15, 2020

Coupon Rate:	2.750% per year, accruing from November 26, 2019

Price to Public:	99.762% of the principal amount, plus accrued interest, if any from the Settlement Date

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Price / Yield:	99-15+ / 1.807%

Spread to Benchmark Treasury:	+97 basis points

Yield to Maturity:	2.777%

Optional Redemption:	Prior to December 15, 2029, make-whole redemption at the Treasury Rate (as defined) plus 15 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after December 15, 2029, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAR8 / US59523UAR86

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. Jefferies LLC J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	KeyBanc Capital Markets Inc. TD Securities (USA) LLC

Co-Managers:

BMO Capital Markets Corp.

Capital One Securities, Inc.

FHN Financial Securities Corp.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Regions Securities LLC

Synovus Securities, Inc.

U.S. Bancorp Investments, Inc.

*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Jefferies LLC toll-free at 1-877-877-0696, J.P. Morgan Securities LLC collect at 1-212-834-4533 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.